Mail Stop 6010   April 2, 2008

Steven Anderson, CEO
Surfect Holdings, Inc.
180 West Broadway Road
Tempe, Arizona 85282

        Re: Surfect Holdings, Inc.
                Registration Statement on Form SB-2
                Amendment No. 1 on Form S-1 filed March 13, 2008
                File No. 333-148858

Dear Mr. Anderson:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        When we refer to prior comments, we are referring to comments in our letter dated February 21, 2008.

General

1.   We note your representation in your correspondence that you will amend the registration statement to update the financial statements. See Regulation S-X

Rule 8-08. In addition, please revise throughout the registration statement, as needed, to insure that other information is current and accurate.

The Offering, page 1

2.   Please expand the disclosure to explain how you calculated the number of shares outstanding as 121,545,809. We note that, according to your financial statements, the registrant had approximately 70 million shares issued and outstanding as of December 31, 2007.

Security Ownership of Certain Beneficial Owners and Management, page 38

3.   We note your response to prior comment 3 and reissue the comment. Please revise to include in the table all securities that may be acquired within 60 days in the column "Number of Shares Beneficially Owned." We note that the shareholders listed here already exceed the 4.99% beneficial ownership limitation without including shares underlying warrants, so explain the purpose for this contractual provision. Revise the footnotes to quantify the number of shares included in the table that are issuable upon exercise of warrants and subject to the 4.99% limitation for each applicable beneficial owner.

Selling Stockholders, page 44

4.   See comment 5 above and apply it to this table with regard to the column entitled "Number of Shares Owned Prior to Offering." We note paragraph three.

5.   Please explain to us why share amounts held by major shareholders have changed from the prior filing.

6.   Please revise the table to include the percentage owned after the offering for any selling shareholder who will own 1% or more. See Regulation S-K Item 507.

7.   We note your response to prior comment 5. Please tell us where you responded to the third sentence and its bullet points, or revise the disclosure as requested.

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3800

Sincerely,

Peggy Fisher
Assistant Director

cc: Nancy Brenner
       Via Facsimile 212-918-8989